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                         Independent Auditors' Consent


The Board of Directors
American Financial Holdings, Inc.:


We consent to incorporation by reference in the registration statement on Form S-4 filed by American Financial Holdings, Inc. related to the registration of shares to be issued in connection with the acquisition of American Bank of Connecticut by American Financial Holdings, Inc. of our report dated January 29, 2001 relating to the consolidated balance sheets of American Financial Holdings, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of American Financial Holdings, Inc. We also consent to the reference to our firm under the heading "Experts" in the registration statement referred to above.

/s/ KPMG LLP

Hartford, Connecticut
September 19, 2001